UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   October 22, 2003

THE ANDERSONS, INC.
(Exact name of registrant as specified in its charter)

OHIO	34-1562374
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
480 W. Dussel Drive, Maumee, Ohio	43537
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (419) 893-5050

Item 12:

The following press release was issued on October 22, 2003:

The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

FOR IMMEDIATE RELEASE

AT THE COMPANY: GARY SMITH (419) 891 - 6417

WEDNESDAY, OCTOBER 22, 2003

THE ANDERSONS, INC. REPORTS HIGHER REVENUE
EPS $0.33 LOSS VS. $0.09 LOSS LAST YEAR

MAUMEE, OHIO, OCTOBER 22, 2003—The Andersons, Inc. (Nasdaq: ANDE), today announced a third-quarter operating loss of $2.3 million, or $0.33 per diluted share. In the same three-month period of 2002, the loss was $0.6 million, or $0.09 per diluted share. Total revenues of $253 million for the period were $48 million higher than the third quarter of 2002. Net income for the first nine months of this year was $5.0 million, or $0.68 per diluted share, with revenues of $804 million. In comparison, net income for the first nine months of 2002 totaled $11.9 million, or $1.58 per diluted share, on revenues of $721 million. These 2002 results and 2003 year-to-date performance reflect a restatement that was announced previously.

The Agriculture Group's grain business reported increased revenues for the third quarter as a result of volume growth and higher average prices, but continued to experience an operating income decline during the period. As the company has noted previously, poor growing conditions a year ago lowered U.S. stocks of corn and soybeans, thereby reducing demand for grain storage space. The 2003 harvest is currently underway, and some industry analysts are predicting record corn production. The group's plant nutrient business achieved volume, revenue and income growth in the most recent quarter. Continued growth in industrial and specialty agricultural products along with volume and margin strength in traditional product categories contributed to these positive results. In total, the Agriculture Group experienced a $2.8 million loss for the quarter, $3 million below the $0.2 million operating income it achieved in the third quarter of 2002. Operating income through the first nine months of 2003 was $4.0 million, down $6.2 million from the prior year. The group also indicated that the previously announced negotiations to acquire the shares of Agrico Canada, Ltd. have been discontinued.

The Rail Group's operating income of $0.7 million in the third quarter was essentially unchanged from the same three-month period in 2002. The number of railcars and locomotives that it owns or manages continues to increase from year-earlier levels. At this time, the fleet consists of 74 locomotives and more than 6,000 rail cars. During the third quarter, the railcar repair and fabrication shops continued to contribute significantly to the group's operating income. The Rail Group's total operating income for the first nine months of 2003 amounted to $2.4 million, almost double its year-earlier performance.

The Processing Group incurred a loss of $1.1 million for the third quarter, improving slightly on its prior year performance for the period. Year-to-date operating income was $2.6 million, or $1.6 million better than the first nine months of 2002. Through September, turf-care product volumes were up approximately 14 percent in professional markets and 24 percent in consumer/industrial markets. However, because of product and customer mix changes and increased raw material costs, gross margins were somewhat lower. Sales growth in the group's cob-based products business also contributed to the group's third quarter and year-to-date income improvement.

The Retail Group achieved a 2.8 percent increase in same-store sales in the third quarter compared to the same three-month period in 2002. Average margins were down slightly, however, and expenses were somewhat higher than a year ago. As a result, the group matched its year-earlier $0.1 million operating loss for the period. Through nine months, the group's operating income was $1.6 million. This was $0.9 million below the $2.5 million it reported for the same period of 2002.

"Our third quarter results reflect the roller-coaster nature of the grain business," said President and Chief Executive Officer Mike Anderson. "While grain storage earnings have been declining since 2002's poor crop harvests, I'm hopeful that we'll see stocks begin to rebuild this fall. Our overall performance in the third quarter was right in line with our expectations and consistent with the full-year projections we've mentioned previously. A few months ago, I indicated that we expected 2003 full-year earnings per diluted share (EPS) to come in `near the upper end of the $1.15 to $1.30 range.' Despite the restatement that raised 2002 EPS by 13 cents and reduced 2003 EPS by an equivalent amount, we're not reducing our projection for this year. We're really saying that the outlook has improved, and our expectation for total 2002 — 2003 earnings has increased."

The company will host a webcast on Thursday, October 23, 2003 at 11:00 A.M. EDT, to discuss its third quarter performance and full-year outlook. This can be accessed under "Financial Information" on its website at www.andersonsinc.com or at www.firstcallevents.com/service/ajwz390953513gf12.html.

The Andersons, Inc. is a respected leader and dominant regional player in grain merchandising and agricultural plant nutrients distribution. Its strong position in these basic businesses has allowed the company to diversify into the production of turf care products, rail equipment leasing, and general merchandise retailing. The company has been in operation since 1947.

This release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially. Without limitation, these risks include economic, weather and regulatory conditions, competition, and the risk factors set forth from time to time in the company's filings with the Securities and Exchange Commission.

The Andersons, Inc. is located on the Internet at www.andersonsinc.com

FINANCIAL TABLES FOLLOW . . .

The Andersons, Inc.

Consolidated Statements of Operations

(in thousands, except for per share amounts)	Three Months Ended September 30 2003	Three Months Ended September 30 2002 (as restated)	Nine Months Ended September 30 2003	Nine Months Ended September 30 2002 (as restated)
Sales and merchandising revenues	$253,027	$204,868	$803,828	$721,430
Cost of sales and merchandising revenues	222,789	171,089	692,978	603,717
Gross profit	30,238	33,779	110,850	117,713
Operating, administrative and general expenses	33,748	34,188	101,055	101,523
Interest expense	1,603	2,042	6,119	7,328
Other income / Gains:				
Other income	1,519	734	3,816	2,364
Gain on involuntary conversion	—	—	—	—
Income (loss) before income taxes and cumulative effect of accounting change	(3,594)	(1,717)	7,492	11,226
Income taxes	(1,245)	(1,087)	2,529	2,847
Income (loss) before cumulative effect of accounting change	(2,349)	(630)	4,963	8,379
Cumulative effect of accounting change, net of income tax benefit	—	—	—	3,480
Net income (loss)	$ (2,349)	$ (630)	$ 4,963	$ 11,859
Per common share:				
Basic earnings (loss)	$ (0.33)	$ (0.09)	$ 0.70	$ 1.62
Diluted earnings (loss)	$ (0.33)	$ (0.09)	$ 0.68	$ 1.58
Dividends paid	$ 0.065	$ 0.065	$ 0.195	$ 0.195
Weighted average shares outstanding-basic	7,106	7,319	7,139	7,302
Weighted average shares outstanding-diluted	7,106	7,319	7,311	7,499

The Andersons, Inc.

Consolidated Balance Sheets
(Unaudited)

(In Thousands)	September 30 2003	December 31 2002 (as restated)	September 30 2002 (as restated)
Assets			
Current assets:			
Cash and cash equivalents	$ 3,964	$ 6,095	$ 7,835
Accounts receivable (net) and margin deposits	71,092	59,800	64,159
Inventories	184,049	256,275	201,247
Other current assets	16,794	15,119	13,401
Total current assets	275,899	337,289	286,642
Other assets	14,915	12,591	11,709
Railcar assets leased to others (net)	26,979	26,399	25,435
Property, plant and equipment (net)	91,716	92,939	93,039
	$409,509	$469,218	$416,825
Liabilities and shareholders' equity			
Current liabilities:			
Notes payable	$ 80,000	$ 70,000	$ 80,000
Other current liabilities	113,273	185,534	125,791
Total current liabilities	193,273	255,534	205,791
Deferred items and other long-term liabilities	24,105	23,647	20,812
Long-term debt	83,241	84,272	84,961
Shareholders' equity	108,890	105,765	105,261
	$409,509	$469,218	$416,825

Segment Data

Quarter Ended September 30, 2003	Agriculture	Processing	Rail	Retail	Other	Total
Revenues from external customers	$178,376	$ 23,522	$ 9,252	$ 41,877	$ —	$253,027
Other income	647	464	128	156	124	1,519
	$179,023	$ 23,986	$ 9,380	$ 42,033	$ 124	$254,546
Operating income (loss)	$ (2,828)	$ (1,139)	$ 693	$ (65)	$ (255)	$ (3,594)
Quarter Ended September 30, 2002 (As Restated)						
Revenues from external customers	$138,531	$ 20,466	$ 5,119	$ 40,752	$ —	$204,868
Other income	340	63	24	173	134	734
	$138,871	$ 20,529	$ 5,143	$ 40,925	$ 134	$205,602
Operating income (loss)	$ 188	$ (1,358)	$ 733	$ (60)	$(1,220)	$ (1,717)
Nine Months Ended September 30, 2003						
Revenues from external customers	$536,044	$113,072	$26,315	$128,397	$ —	$803,828
Other income	1,705	782	213	689	427	3,816
	$537,749	$113,854	$26,528	$129,086	$ 427	$807,644
Operating income (loss)	$ 4,034	$ 2,567	$ 2,373	$ 1,574	$(3,056)	$ 7,492
Nine Months Ended September 30, 2002 (As Restated)						
Revenues from external customers	$483,201	$ 93,730	$13,335	$131,164	$ —	$721,430
Other income	827	352	57	547	581	2,364
	$484,028	$ 94,082	$13,392	$131,711	$ 581	$723,794
Operating income (loss)	$ 10,278	$ 947	$ 1,253	$ 2,508	$(3,760)	$ 11,226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc.

Date: October 22, 2003

By: /s/Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer